UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Mohawk Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware	01-13697	52-1604305
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

160 South Industrial Boulevard, Calhoun, Georgia	30701
(Address of principal executive offices)	(Zip Code)

R. David Patton 706-624-2660
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The extent of the disclosure required depends upon whether such minerals originated from one of the Covered Countries specified in the Rule and are not from recycled or scrap sources. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo or an adjoining country which, for the period covered by this report, are the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company determined that in the period beginning January 1, 2025 through December 31, 2025, the Company manufactured certain ceramic tile products for which Conflict Minerals, in particular tin, tungsten and gold, may have been used in some of the glazes applied to such ceramic tile products and, as a result, Conflict Minerals may have been necessary for the function or production of such products (the “Covered Products”). The Covered Products represent a small percentage of the Company’s overall products.

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) with respect to the Conflict Minerals that may be necessary for the functionality or the production of the Covered Products. To conduct the inquiry, the Company (i) distributed a survey to its suppliers that the Company determined were at risk of providing products containing Conflict Minerals for the Covered Products based on the standardized Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative (“RMI”), (ii) reviewed and assessed the adequacy of the responses received and (iii) followed up with suppliers where necessary. The inquiry was designed to determine, among other things, whether any Conflict Minerals are present in the materials or products sourced from the supplier and, if so, whether any such Conflict Minerals originated in the Covered Countries or are derived from scrap sources. In addition to the suppliers’ responses to the Company’s RCOI, the Company also reviewed information regarding smelters and refiners provided by the RMI. RMI conducts an industry-standard Responsible Minerals Assurance Program (“RMAP”), in which it certifies smelters and refiners worldwide by conducting an independent audit to validate company-level management and sourcing processes for responsible mineral procurement.

Of the suppliers that responded to the RCOI, all but two represented that their products do not contain Conflict Minerals sourced from the Covered Countries. The remaining suppliers disclosed that their products contain Conflict Minerals, specifically tin and tungsten, of unknown origin. Based on this RCOI, the Company has no reason to believe that any of the Conflict Minerals necessary to the functionality or production of Covered Products manufactured by the Company originated in a Covered Country.

The Company is not filing disclosure under Item 1.01(c) of Form SD in accordance with the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017.

This Conflict Minerals Disclosure, together with a copy of the Company’s Conflict Minerals Policy, is available on the Company’s website at www.mohawkind.com. The Company’s website and the information accessible through the website are not incorporated by reference into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Mohawk Industries, Inc.
(Registrant)

By:	/s/ R. David Patton	May 21, 2026
	R. David Patton	(Date)
Vice President—Business Strategy, General Counsel and Secretary